                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                            GOLDEN STATE BANCORP INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class and Securities)

                                   381197 10 2
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 GERALD J. FORD
                            HUNTER'S GLEN/FORD, LTD.
                         200 CRESCENT COURT, SUITE 1350
                               DALLAS, TEXAS 75201
                                 (214) 871-5131
  -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 30, 2000
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ]

         Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 381197 10 2

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     FORD DIAMOND CORPORATION
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                             (a)(X)
                             (b)( )
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      00 AS TO 17,740,363 SHARES
      AF AS TO 903,000 SHARES
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    - 0 -
            SHARES                 ---------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED                        18,643,363
             EACH                  ---------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      - 0 -
             WITH                  ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        18,643,363
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,643,363

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                             ( )
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                             14.99%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                             CO
--------------------------------------------------------------------------------

CUSIP No. 381197 10 2

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     HUNTER'S GLEN/FORD, LTD.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                             (a)(X)
                             (b)( )
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      00 AS TO 17,740,363 SHARES
      AF AS TO 903,000 SHARES
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS
--------------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    - 0 -
            SHARES                 ---------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED                        18,643,363
             EACH                  ---------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      - 0 -
             WITH                  ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        18,643,363
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             18,643,363
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                             ( )
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                             14.99%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                             PN
--------------------------------------------------------------------------------

CUSIP No. 381197 10 2

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     GERALD J. FORD
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                             (a)(X)
                             (b)( )
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      00 AS TO 17,857,483 SHARES
      AF AS TO 903,000 SHARES
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    117,120
            SHARES                 ---------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED                        18,643,363
             EACH                  ---------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      117,120
             WITH                  ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        18,643,363
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             18,760,483
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                             ( )
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                             15.08%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                             IN
--------------------------------------------------------------------------------

INTRODUCTION

         This Amendment No. 1 to the Statement on Schedule 13D amends the Statement on Schedule 13D, dated December 17, 1999 (as so amended, the "Schedule 13D"), filed by (a) Gerald J. Ford, (b) Ford Diamond Corporation, a Texas corporation ("FDC") and (c) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following is added to the response to Item 3:

         In January 2000, Hunter's Glen financed its acquisition of 903,000 standby warrants expiring in August 2000 ("Standby Warrants"), each of which is immediately exercisable for one share of Common Stock and one Litigation Tracking Warrant, with two loans in the aggregate amount of $3,254,437.50 from Diamond A Racing Corporation, a corporation wholly owned by Mr. Ford. The loans were on similar terms and accrued interest on the outstanding balances at the lesser of (a) the maximum amount permitted by law and (b) the three month London interbank offered rate (the "Libor Rate") plus two percent. All unpaid amounts were due on January 25, 2001, subject to yearly renewal. The loans were repaid in full on March 10, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         The following is added to the response to Item 4:

         This Statement is being filed to reflect percentage changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the Company's issuance of 976,581 shares of Common Stock to Hunter's Glen as contingent merger consideration and as a result of certain other acquisitions described below. The changes in beneficial ownership and voting power, reported in this Statement relating to the issuance of such 976,581 shares are not the result of any expenditure of funds by the Reporting Persons.

         Pursuant to Section 1.6 of the Reorganization Agreement, on May 22, 2000, the Company issued 976,581 shares of Common Stock to Hunter's Glen and 3,906,323 shares of Common Stock to Investments Corp., as contingent merger consideration in the Mergers, in consideration of the use by the Company in 1999 of certain tax benefits resulting from certain net operating loss carryforwards of Parent Holdings, FNH and Cal Fed ("1999 Tax Benefits") and certain benefits from the 1998 Tax Refunds and Branch Sale Tax Savings which accrued but were not paid in 1998 ("Carryover 1998 Tax Benefits"). Pursuant to the terms of the Reorganization Agreement, the aggregate dollar amount of the 1999 Tax Benefits was calculated at $101,315,543. The number of shares of Common Stock to be issued to Investments Corp. and Hunter's Glen in respect of the 1999 Tax Benefits was determined by the Company based on the daily-volume-weighted average price per share of the Common Stock for the period beginning January 1, 1999 and ending December 31, 1999, which was $20.55. In accordance with the terms of the Reorganization Agreement, Contingent Shares were issued only in respect of the first $100 million of the Carryover 1998 Tax Benefits and the 1999 Tax Benefits described above. Accordingly, Hunter's Glen has the right to receive an additional 38,734 shares in consideration of its share of the remaining $3,981,028 in 1999 Tax Benefits described above in the succeeding year, subject to the terms of the Reorganization Agreement.

         Investments Corp. and Hunter's Glen also have the right to receive additional Contingent Shares in the future based upon (a) the use by the Company of certain other potential tax benefits of Parent Holdings, FNH and Cal Fed and the realization of certain other potential tax assets and liabilities of the Company and Parent Holdings, and (b) Cal Fed's net after-tax recovery in certain specified litigation, including a percentage of the net after-tax recovery in Cal Fed's goodwill litigation against the United States.

         In addition to the issuance of the Contingent Shares for the Carryover 1998 Tax Benefits and the 1999 Tax Benefits described above: (1) in January 2000 Hunter's Glen acquired 903,000 Standby Warrants, (2) in January 2000 the Company awarded Mr. Ford 42,120 shares of restricted Common Stock as part of his 1999 annual bonus payment, and (3) in May 2000, options to purchase 75,000 shares of Common Stock awarded to Mr. Ford in May 1999 vested.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire additional shares of Common Stock, dispose of shares of Common Stock or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following is added to the response to Item 5:

         (a) - (b) As of May 30, 2000 based upon information provided by the Company, there were 123,436,525 outstanding shares of Common Stock. Mr. Ford may be deemed to beneficially own 18,760,483 shares of Common Stock representing 15.08% of the Common Stock deemed outstanding. Of these 18,760,483 shares, Mr. Ford shares beneficial ownership of 18,643,363 shares of Common Stock, representing 14.99% of the Common Stock deemed outstanding with FDC and Hunter's Glen.

         (c) There were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days except for the vesting of options to purchase 75,000 shares of Common Stock held by Mr. Ford and the issuance of 976,581 shares to Hunter's Glen as contingent merger consideration.

         (d) Not applicable.

         (e) Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2000

                                            FORD DIAMOND CORPORATION

                                            By: /s/ Nancy Foederer
                                                -----------------------------
                                                Name: Nancy Foederer
                                                Title: Vice President

                                            HUNTER'S GLEN/FORD, LTD.

                                            By: Ford Diamond Corporation,
                                                General Partner

                                            By: /s/ Nancy Foederer
                                                -----------------------------
                                                Name: Nancy Foederer
                                                Title: Vice President

                                            GERALD J. FORD

                                            By: /s/ Gerald J. Ford
                                                ---------------------------
                                                Name: Gerald J. Ford

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                            Ford Diamond Corporation

         Set forth below is each director and executive officer of Ford Diamond Corporation. The principal address of Ford Diamond Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.

Name and Address        Position Held with FDC             Present Principal Occupation or Employment
----------------        ----------------------             ------------------------------------------
Gerald J. Ford          President and Sole Director        Chairman & Chief Executive Officer, Golden State
                                                             Bancorp Inc. and California Federal Bank
Nancy J. Foederer       Vice President and Treasurer       Vice President & Treasurer, Diamond A-Ford Corporation
Charles W. Brown        Secretary and Assistant Treasurer  Secretary, Diamond A-Ford Corporation
Shirley Booth           Assistant Secretary                Executive Assistant, California Federal Bank
Robert C. Taylor        Assistant Secretary                Attorney, Taylor Lohmeyer Corrigan, PC
                                                             2911 Turtle Creek Blvd., Suite 1010 Dallas,
                                                             Texas 75219